Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Silicom Ltd.:

We consent to the incorporation by reference in registration statement no. 333-149144 on Form S-8 of Silicom Ltd. of our report dated March 16, 2011, with respect to the consolidated balance sheets of the Silicom Ltd. and its subsidiary as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 20-F of Silicom Ltd.

Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Tel Aviv, Israel
March 16, 2011